CUSIP No. 88553X103               SCHEDULE 13G             <Page 1 of 5>



                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
                        (Amendment No. 1)
                     3dfx Interactive, Inc.
                        (Name of Issuer)
                   Common Stock, No Par Value
                 (Title of Class of Securities)
                            88553X103
                         (CUSIP Number)
                        October 25, 2002
     (Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)

[X]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 							   <Page 2 of 5>
                                                                .

  1     Name of Reporting Person           PARVEST ASSET MANAGEMENT, INC.
        IRS Identification No. of Above Person                94-3094213

  2     Check the Appropriate Box if a member of a Group         (a) [ ]

                                                                 (b) [X]
  3     SEC USE ONLY

  4     Citizenship or Place of Organization                  California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                    1,576,000
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power               1,576,000

 9    Aggregate Amount Beneficially Owned by Each              1,576,000
      Reporting Person
 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares
 11   Percent of Class Represented by Amount in Row 9              3.96%

 12   Type of Reporting Person                                        CO

							     <Page 3 of 5>

  1     Name of Reporting                                Paul A. Rickert
        Person

        IRS Identification No. of
        Above Person

  2     Check the Appropriate Box if a member of                (a)  [ ]
        a Group
                                                                (b)  [X]
  3     SEC USE ONLY

  4     Citizenship or Place of                            United States
        Organization

   NUMBER OF       5    Sole Voting                               52,500
    SHARES              Power
 BENEFICIALLY
 OWNED BY EACH	   6    Shared Voting                          1,576,000
   REPORTING		Power
  PERSON WITH
                   7    Sole Dispositive                          52,500
                        Power

             	   8    Shared Dispositive                     1,576,000
                        Power

 9    Aggregate Amount Beneficially Owned by Each              1,628,500
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount                       4.09%
      in Row 9

 12   Type of Reporting                                               IN
      Person

Item 1(a).  Name of Issuer:

          3dfx Interactive, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          P.O. Box 60486
          Palo Alto, CA  94306

Item 2(a).  Names of Persons Filing:

          ParVest Asset Management, Inc. ("ParVest") and Paul A.Rickert.

Item 2(b).  Address of Principal Business Offices or, if none, Residence:

          The business address of each reporting person is:
          300 Drakes Landing Road, Greenbrae, CA 94904.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of the cover pages of this
Schedule 13G, which Items are incorporated by reference herein.

							   <Page 4 of 5>

Item 2(d).  Title of Class of Securities:

          Common Stock, No Par Value

Item 2(e).  CUSIP Number:

          88553X103

Item 3. Type of Reporting Person.

          Not applicable.

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          ParVest is filing this Schedule 13G because, as investment manager for a certain account for which the securities reflected on page 2, Items 5-9 and 11, of this Schedule 13G (the "Securities") are held, ParVest has been granted the authority to dispose of and vote such Securities. The account owners have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

	Because the reporting persons may jointly make voting and/or investment decisions concerning the securities, they may be deemed to constitute a "group" that shares voting and dispositive power over all of the securities described on the cover pages to this Schedule. Additionally, under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, one reporting person, as the sole shareholder and sole director of the other reporting person, may be deemed to have "beneficial ownership" of some or all of the securities to which this Schedule relates, in that such reporting person may be deemed to control the voting and/or disposition of such securities. Although the reporting persons are reporting beneficial ownership of the securities as if they constitute a group, each reporting person expressly disclaims both the existence of a group and beneficial ownership of any securities other than the securities directly held by such reporting person. Neither the filing of this Schedule nor its contents, shall be deemed to constitute an admission by any reporting person that such reporting person is, for any purpose, the beneficial owner of any securities other than the securities directly held by such reporting person, or that such reporting person is a member of a group within the meaning of Rule 13d-3.

								<Page 5 of 5>

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the
Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certifications.

          By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October ___, 2002        PARVEST ASSET MANAGEMENT, INC.

                                 By:
                                    ----------------------------
                                    Paul A. Rickert

                                 Its: President


Dated:  October ___, 2002
                                 ---------------------------
                                 Paul A. Rickert